[CEVA Letterhead]
September 8, 2010
VIA EDGAR SUBMISSION AND OVERNIGHT MAIL
Tom Jones
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	CEVA, Inc. Form 10-K for fiscal year ended December 31, 2009 Filed March 15, 2010 File No. 000-49842
Dear Mr. Jones:
This letter is in response to your comment letter dated August 27, 2010 concerning the above-referenced filing by CEVA, Inc. (the “Company”). For your convenience, I have set forth the Staff’s comment below followed by the company’s response.
Form 10-K for the fiscal year ended December 31, 2009
Item 11. Executive Compensation, page 40
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
After reviewing our compensation policies and practices, the Compensation Committee of our Board of Directors concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. As a consequence, we concluded that no disclosure was required in response to Item 402(s) of Regulation S-K in our proxy statement. In reaching the conclusion that such disclosure was not necessary, the Compensation Committee reviewed all of our compensation programs, which include base salaries, our bonus program, our equity compensation program, and our sales incentive program. The following are among the factors the Compensation Committee considered in concluding that our compensation programs and practices are not reasonably likely to have a material adverse effect on the Company:

1.	the primary components of compensation for our Chief Executive Officer and Chief Financial Officer are base salary, annual bonus in part based on the Company’s financial performance for the prior fiscal year and equity compensation;
2.	the primary components of compensation for the only other executive officer of the Company, the Executive Vice President of Worldwide Sales, are an annual sales incentive plan and equity compensation;
3.	the Compensation Committee periodically engages the services of a compensation consultant to provide an overview of current compensation trends and comparable compensation information of peer companies;
4.	variable incentive programs, such as our executive annual bonus and annual sales incentive plans, reward long term goals, such as technological development plans, customer design wins, market share increases, strategic customer relationships and organizational development, as well as short term financial results;
5.	individual payouts under the executive annual bonus and annual sales incentive plans are based on financial performance and individual performance goals approved by the Compensation Committee annually;
6.	payouts under the executive bonus plan for the Chief Executive Officer and Chief Financial Officer are capped at 50% of the individual executive officer’s base annual salary; and
7.	equity compensation grants vest over a minimum period of four years.
* * * *
We acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to this filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or inquiries regarding the foregoing to me at 011-972-9-961-3770 (telephone) or (408) 514-2995 (facsimile).

Very truly yours,
/s/ Yaniv Arieli

Yaniv Arieli Chief Financial Officer